                                                                    Exhibit 99.1


N E W S  R E L E A S E

--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
---------------                                --------------------
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com

All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). Silicon Manufacturing Partners (SMP or Fab
5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company's share of SMP.



                CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2003


- REVENUES OF $127.6 MILLION, UP 23% SEQUENTIALLY COMPARED TO GUIDANCE OF UP APPROXIMATELY 17% TO 20% SEQUENTIALLY

- LOSS PER ADS, INCLUDING UNUSUAL ITEMS, OF $0.36, COMPARED TO LOSS OF $0.57 IN 2Q 2002, AND GUIDANCE OF $0.37 TO $0.41 LOSS

- LOSS PER ORDINARY SHARE, INCLUDING UNUSUAL ITEMS, OF $0.04 COMPARED TO LOSS OF $0.06 IN 2Q 2002

SINGAPORE - July 18, 2003 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three dedicated semiconductor foundries, today announced its results for second quarter 2003.

"We saw healthy growth in the second quarter as a wide range of customers increased orders, particularly those in the communications and consumer segments of our business," said Chia Song Hwee, president & CEO of Chartered. "Revenues were up both in advanced and mature technologies. In advanced technologies, our 0.13-micron shipments reached 6% of our total business base revenues, compared to 1% in first quarter 2003. In mature technologies, wafers shipped were up 30% sequentially. In line with our strategic objectives, Chartered entered into three mature wafer sourcing engagements this quarter, demonstrating continuing execution to our strategy."


SUMMARY OF SECOND QUARTER 2003 PERFORMANCE

- Revenues were $127.6 million, up 22.9% compared to first quarter 2003. Revenues including Chartered's share of SMP were $163.1 million, up 14.9% from $142.0 million in the previous quarter, primarily due to increases in the communications and consumer segments, partially offset by a decrease in the computer segment. Compared to second quarter 2002, revenues were essentially flat. Revenues including Chartered's share of SMP were up 22.5% from $133.1 million in the year-ago quarter, driven primarily by an increase in the communications segment, partially offset by a decline in the computer segment.

- Gross loss was $32.4 million, or negative 25.4% of revenues, an improvement from a loss of $34.6 million, or negative 27.1% of revenues in the year-ago quarter, as reduced cost more than offset the impact of a lower average selling price (ASP).

- Research and development (R&D) expenses were $30.6 million, an increase of 41.6% from the year-ago quarter, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Beginning in first quarter 2003, R&D expense includes Chartered's share of expenses related to the IBM joint-development agreement, announced in November 2002.

- General and administrative (G&A) expenses were $4.4 million, a decrease of 57.2% compared to $10.3 million in the year-ago quarter, and a decrease of 55.7% compared to $9.9 million in first quarter 2003. The reduction is primarily due to a $4.9 million gain resulting from equipment disposition, which was previously disclosed.

- Other operating expenses were $3.8 million, all related to Fab 1 restructuring expense.

- Equity in loss of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $2.2 million compared to a loss of $22.0 million in the year-ago quarter, primarily due to significantly higher revenues.

- Other income was $8.6 million, an increase of 27.4% from the year-ago quarter, due to the gain of $5.9 million associated with the previously disclosed intellectual property (IP) licensing.

- None of the losses in our consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in second quarter, compared to $12.4 million in the year-ago quarter. CSP remained in a negative net worth position in second quarter 2003; therefore Chartered continued to recognize 100% of the joint-venture's results, which were a loss of $45.8 million in the quarter. At the end of the quarter, CSP's net worth was negative $69.2 million.

- Net loss was $90.0 million, or negative 70.5% of revenues, compared to a net loss of $90.7 million, or negative 71.1% of revenues, in the year-ago quarter. Included in second quarter 2003 net loss was an $8.2 million gain resulting from the previously disclosed gain in IP licensing and equipment disposition, and a $3.8 million expense associated with the previously disclosed phase out of Fab 1. See Appendix B for details. Net loss was also unfavorably impacted by $22.4 million due to the CSP accounting treatment discussed above.

- Loss per American Depositary Share (ADS) and loss per share in second quarter 2003 were $0.36 and $0.04 respectively, compared with a loss per ADS and loss per share of $0.57 and $0.06 respectively in second quarter 2002. Average ADS count and ordinary share count increased by 90.8 million and 908.1 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.

WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in second quarter 2003 were 140.1 thousand wafers (eight-inch equivalent), an increase of 18.2% compared to 118.6 thousand wafers (eight-inch equivalent) in second quarter 2002. Shipments in second quarter 2003 increased by 25.6% compared to 111.6 thousand wafers (eight-inch equivalent) shipped in first quarter 2003.

- ASP decreased by 2.1% from $931 per wafer in first quarter 2003 to $911 per wafer in second quarter 2003, consistent with guidance of down approximately 2% to 5% sequentially. The reduction was primarily due to customer mix and pricing pressures, partially offset by substantially higher shipments of 0.13-micron product. ASP including Chartered's share of SMP was $978 per wafer, compared to $1,049 per wafer in first quarter 2003.

- Capacity utilization in second quarter 2003 was 55% compared to 42% in the year-ago quarter, and 45% in first quarter 2003. Capacity in second quarter 2003 was up 3% sequentially. Capacity utilization is based on total shipments and total capacity, both of which include our share of SMP.


MARKET DYNAMICS

The following business statistics tables provide information on revenues including Chartered's share of SMP by market segment, region and technology.


                           BREAKDOWN BY MARKET SEGMENT

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                     Percentage of Total
-----------------------------------------------------------------------------------------------------
                                      2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
-----------------------------------------------------------------------------------------------------
Communications                          31%           39%           47%           43%           49%
-----------------------------------------------------------------------------------------------------
Computer                                51%           46%           40%           43%           34%
-----------------------------------------------------------------------------------------------------
Consumer                                15%           12%            9%           10%           14%
-----------------------------------------------------------------------------------------------------
Other                                    3%            3%            4%            4%            3%
-----------------------------------------------------------------------------------------------------
    Total                              100%          100%          100%          100%          100%
-----------------------------------------------------------------------------------------------------

                               BREAKDOWN BY REGION

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                      Percentage of Total
-----------------------------------------------------------------------------------------------------
                                      2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
-----------------------------------------------------------------------------------------------------
Americas                                71%           73%           62%           57%           59%
-----------------------------------------------------------------------------------------------------
Europe                                   7%           14%           16%           25%           21%
-----------------------------------------------------------------------------------------------------
Asia-Pacific                            11%            8%           15%           13%           15%
-----------------------------------------------------------------------------------------------------
Japan                                   11%            5%            7%            5%            5%
-----------------------------------------------------------------------------------------------------
    Total                              100%          100%          100%          100%          100%
-----------------------------------------------------------------------------------------------------

                        BREAKDOWN BY TECHNOLOGY (MICRON)

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                    Percentage of Total
----------------------------------------------------------------------------------------------------
                                     2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
0.13 and below                          0%            0%            1%            1%            6%
----------------------------------------------------------------------------------------------------
Up to 0.15                              0%            0%            2%            9%            8%
----------------------------------------------------------------------------------------------------
Up to 0.18                             24%           40%           36%           33%           22%
----------------------------------------------------------------------------------------------------
Up to 0.25                             24%           19%           19%           15%           17%
----------------------------------------------------------------------------------------------------
Up to 0.35                             29%           21%           24%           23%           25%
----------------------------------------------------------------------------------------------------
Above 0.35                             23%           20%           18%           19%           22%
----------------------------------------------------------------------------------------------------
    Total                             100%          100%          100%          100%          100%
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
0.18 and below                         24%           40%           39%           43%           36%
----------------------------------------------------------------------------------------------------

RECENT HIGHLIGHTS AND EVENTS

- Chartered entered into three new mature technology sourcing engagements in recent months:

     - Toppan of Japan for sole-source volume production of its dual-band radio frequency identification (RFID) chip with integrated antenna. Production utilizing Chartered's baseline 0.35-micron EEPROM process integrated with RF passive components is expected to begin in fourth quarter 2003.

     - Infineon of Germany for manufacture of power MOSFETs, which are employed in a variety of computer, communications, consumer, industrial and automotive applications, where fast switching of high voltage or high current is required. Production is expected to commence in mid-2004.

     - As disclosed in April, a leading communications semiconductor company in the US, with production commencing in second quarter 2003.

- During the quarter, Chartered and Legerity, a leading provider of analog/mixed-signal integrated circuits for voice and data networks, announced that Legerity's flagship proprietary high-voltage process, called HV7, completed qualification for production at Chartered. Chartered will now manufacture all of Legerity's products based upon the HV7 process, which include the VoiceChip family, products from the newly formed HPA business, and the products from the acquired Agere Systems business. In addition, the partnership with Chartered will allow Legerity to develop new advanced products.

- Chartered continues to strengthen its EDA and IP design solutions by strengthening and extending its alliance programs, focused on enabling more first-source wins. A robust network is an integral part of Chartered's total "time-to-design" product support for the development of system-on-chip devices manufactured with Chartered's leading-edge and mature semiconductor technologies. Recent announcements include:

     - Virage Logic for its Technology-Optimized Platform on Chartered's 0.13-micron baseline logic process. In support of Virage Logic's platform strategy, this latest development furthers a successful alliance between the two companies, which currently features the availability of silicon-proven embedded memories on multiple technology nodes from 0.35-micron down to 0.13-micron. The new Technology-Optimized Platform for the Chartered 0.13-micron process will be available in September 2003.

     - Mentor Graphics for analog/mixed-signal design kits validated for Chartered's manufacturing processes at multiple technology nodes, starting first with 0.18-micron and extending through 0.13-micron to 90 nanometer.

     - Virtual Component Exchange (VCX) for the second phase of the Chartered-VCX Foundry IP Program. The latest rollout features an enhanced Web portal enabling chip designers to quickly find third-party intellectual property (IP) building blocks that have been qualified for Chartered's semiconductor manufacturing processes. Among the program participants are: the Catena group, represented by Catena Wireless Electronics AB; ChipIdea Microelectronics; Fujitsu Digital Technology; LEDA Systems; Pultronics; SMSC Analog Technology Center; Ulead Technology and Unive.


REVIEW AND OUTLOOK

"Although our customers continue to be cautious regarding the strength of their end markets, the general outlook for the industry is somewhat better than it was three months ago when both the war in Iraq and SARS added substantial uncertainty," said George Thomas, vice president & CFO of Chartered. "We expect that the foundry industry will grow at approximately twice the rate of the broader semiconductor market this year and that Chartered's revenues, including our share of SMP, will exceed the foundry industry growth rate, as we benefit from success in ramping leading-edge products as well as higher shipments of mature technology wafers."

The outlook for the third quarter 2003 is as follows:

                                                  ---------------------------------------------------------
                                                     2Q 2003                     3Q 2003 Guidance
                                                  ---------------------------------------------------------
                                                      Actual      Midpoint and range      Sequential change
-----------------------------------------------------------------------------------------------------------
Revenues                                          $127.6M         $134.0M, +/- $3M        Up 3% to 7%
-----------------------------------------------------------------------------------------------------------
Revenues including Chartered's share of SMP       $163.1M         $176.0M, +/- $4M        Up 5% to 10%
-----------------------------------------------------------------------------------------------------------
ASP                                               $911            $929, +/- $20           Flat to up 4%
-----------------------------------------------------------------------------------------------------------
ASP including Chartered's share of SMP            $978            $1,029, +/- $25         Up 3% to 8%
-----------------------------------------------------------------------------------------------------------
Utilization (a)                                   55%             55%, +/- 2% points             -
-----------------------------------------------------------------------------------------------------------
Gross loss                                        $32.4M          $27.0M, +/- $4M                -
-----------------------------------------------------------------------------------------------------------
Net loss (b)                                      $90.0M          $83.0M, +/- $5M                -
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Loss per ADS                                      $0.36           $0.33, +/- $0.02               -
-----------------------------------------------------------------------------------------------------------
Net loss without unusual items (b)                $94.4M          $78.8M, +/- $5M                -
-----------------------------------------------------------------------------------------------------------

(a)  Third quarter capacity is expected to be up 3% sequentially
(b) Includes loss impact due to CSP accounting treatment of $22.4M in 2Q 2003 and $22.0M in 3Q 2003

"We expect that in the third quarter, revenues of 0.18-micron and below products will be approximately 40% of total, compared to 36% of total in second quarter. Our revenues of 0.13-micron product are expected to continue growing as a percentage of total revenues in the third and fourth quarter of the year," said Thomas.


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its second quarter 2003 results and third quarter 2003 outlook on a conference call today, July 18, 2003, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, July 17, 2003). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at http://investor.charteredsemi.com/releases.cfm.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For third quarter 2003, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, September 5, 2003, Singapore time.

                                   APPENDIX A

                          US GAAP RECONCILIATION TABLE

In order to provide investors additional information regarding the company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.


-----------------------------------------------------------------------------------------------------------
                                                                                                   3Q 2003
                                                        2Q 2002       1Q 2003        2Q 2003       GUIDANCE
                                                        ACTUAL         ACTUAL        ACTUAL        MIDPOINT
-----------------------------------------------------------------------------------------------------------

Revenues (a)                                            $127.5M       $103.8M        $127.6M       $134.0M
-----------------------------------------------------------------------------------------------------------
Chartered's share of SMP revenues                        $5.6M         $38.2M        $35.5M         $42.0M
-----------------------------------------------------------------------------------------------------------
Revenues including SMP                                  $133.1M       $142.0M        $163.1M       $176.0M
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
ASP (a)                                                 $1,075          $931          $911           $929
-----------------------------------------------------------------------------------------------------------
ASP of Chartered's share of SMP revenues                 $943          $1,605        $1,331         $1,567
-----------------------------------------------------------------------------------------------------------
ASP including Chartered's share of SMP                  $1,068         $1,049         $978          $1,029
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Net loss (a) (b)                                        $90.7M         $75.7M        $90.0M         $83.0M
-----------------------------------------------------------------------------------------------------------
Total unusual items gain/(loss) (c)                        -           $24.3M         $4.4M        $(4.2)M
-----------------------------------------------------------------------------------------------------------
   - Conclusion of EVA bonus plan                          -           $28.7M           -             -
-----------------------------------------------------------------------------------------------------------
   - Fab 1 restructuring charge                            -          $(4.4)M        $(3.8)M       $(4.2)M
-----------------------------------------------------------------------------------------------------------
   - Intellectual property licensing and gain on           -             -            $8.2M           -
     equipment disposition
-----------------------------------------------------------------------------------------------------------
Net loss without unusual items (b)                      $90.7M        $100.0M        $94.4M        $78.8M
-----------------------------------------------------------------------------------------------------------

(a) Determined in accordance with US GAAP
(b) Includes loss impact due to CSP accounting treatment of $10.7M in 1Q 2003, $22.4M in 2Q 2003 and $22.0M in 3Q 2003
(c) See Appendix B for additional details on second quarter unusual items

                           BREAKDOWN BY MARKET SEGMENT

REVENUES (US GAAP)                                                                   Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          29%           40%           45%           43%           47%
--------------------------------------------------------------------------------------------------------
   Computer                                52%           45%           40%           39%           32%
--------------------------------------------------------------------------------------------------------
   Consumer                                16%           12%           10%           13%           17%
--------------------------------------------------------------------------------------------------------
   Other                                    3%            3%            5%            5%            4%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES                                                    Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          73%           31%           60%           45%           59%
--------------------------------------------------------------------------------------------------------
   Computer                                21%           61%           36%           53%           39%
--------------------------------------------------------------------------------------------------------
   Consumer                                 1%            7%            3%            1%            2%
--------------------------------------------------------------------------------------------------------
   Other                                    5%            1%            1%            1%            0%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                          Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          31%           39%           47%           43%           49%
--------------------------------------------------------------------------------------------------------
   Computer                                51%           46%           40%           43%           34%
--------------------------------------------------------------------------------------------------------
   Consumer                                15%           12%            9%           10%           14%
--------------------------------------------------------------------------------------------------------
   Other                                    3%            3%            4%            4%            3%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


                               BREAKDOWN BY REGION


REVENUES (US GAAP)                                                                   Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                72%           77%           65%           63%           64%
--------------------------------------------------------------------------------------------------------
   Europe                                   6%           10%           13%           15%           16%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            10%            8%           15%           16%           16%
--------------------------------------------------------------------------------------------------------
   Japan                                   12%            5%            7%            6%            4%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------



CHARTERED'S SHARE OF SMP REVENUES                                                    Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                38%           24%           43%           40%           44%
--------------------------------------------------------------------------------------------------------
   Europe                                  23%           62%           38%           53%           40%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            39%            8%           16%            5%           10%
--------------------------------------------------------------------------------------------------------
   Japan                                    0%            6%            3%            2%            6%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                          Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                71%           73%           62%           57%           59%
--------------------------------------------------------------------------------------------------------
   Europe                                   7%           14%           16%           25%           21%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            11%            8%           15%           13%           15%
--------------------------------------------------------------------------------------------------------
   Japan                                   11%            5%            7%            5%            5%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)


REVENUES (US GAAP)                                                                   Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                          0%            0%            0%            1%            8%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                              0%            0%            0%            0%            0%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             22%           35%           32%           24%           12%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             24%           21%           18%           17%           20%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                             30%           22%           29%           32%           32%
--------------------------------------------------------------------------------------------------------
    Above 0.35                             24%           22%           21%           26%           28%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------



CHARTERED'S SHARE OF SMP REVENUES                                                    Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                          0%            1%            3%            0%            1%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                              1%            0%           15%           33%           35%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             73%           96%           61%           59%           58%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             26%            3%           21%            8%            6%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                              0%            0%            0%            0%            0%
--------------------------------------------------------------------------------------------------------
    Above 0.35                              0%            0%            0%            0%            0%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                          Percentage of Total
--------------------------------------------------------------------------------------------------------
                                         2Q 2002       3Q 2002       4Q 2002       1Q 2003       2Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                          0%            0%            1%            1%            6%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                              0%            0%            2%            9%            8%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             24%           40%           36%           33%           22%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             24%           19%           19%           15%           17%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                             29%           21%           24%           23%           25%
--------------------------------------------------------------------------------------------------------
    Above 0.35                             23%           20%           18%           19%           22%
--------------------------------------------------------------------------------------------------------
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

                                   APPENDIX B

       ADDITIONAL DETAILS ON UNUSUAL ITEMS IN SECOND QUARTER 2003 NET LOSS


SECOND QUARTER 2003
---------------------------------------------------------------------------------------------
                                              FAB 1         IP LICENSING AND
           $M GAIN / (LOSS)               RESTRUCTURING         EQUIPMENT
                                           CHARGES (a)         DISPOSITION           TOTAL
---------------------------------------------------------------------------------------------

General & Administration                        -                  4.9                4.9
---------------------------------------------------------------------------------------------
Other operating expenses                      (3.8)                 -                (3.8)
---------------------------------------------------------------------------------------------
Other income                                    -                  5.9                5.9
---------------------------------------------------------------------------------------------
Income tax expense                              -                 (2.6)              (2.6)
---------------------------------------------------------------------------------------------
    Total impact on net loss                  (3.8)                8.2                4.4
---------------------------------------------------------------------------------------------

(a) As indicated in Chartered's February 13, 2003 release, restructuring expenses associated with the phase out of Fab 1, expected to total $18 million to $22 million, will be incurred over the period until the completion of the phase out, which is anticipated to be in March 2004.

ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the third quarter of 2003 and long term outlook for the year 2003 and beyond including projected revenues and average selling prices (in each case, including Chartered's share of SMP), utilization, gross loss, net loss, loss per American Depositary Share and projected amounts of unusual items; our expectation of the outlook of the semiconductor industry and the growth rate of the foundry industry, the growth of Chartered's revenues (including our share of SMP) and percentage of the revenues arising from the sale of 0.13-micron, 0.18-micron and below products; higher shipments of mature technology wafers, our financial resources; production commencement of our mature technology sourcing engagements, increase capacity utilization in our mature technologies and our focus to win more first-source business reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                         Determined in accordance with US GAAP

                                                      Three Months Ended         Six Months Ended
                                                           June 30,                  June 30,
                                                      2002         2003        2002          2003
                                                   ---------     --------    ---------    ---------
Net revenue ....................................   $ 127,458     $127,639    $ 211,820    $ 231,486
Cost of revenue ................................     162,053      160,000      310,173      317,316
                                                   ---------     --------    ---------    ---------
Gross loss .....................................     (34,595)     (32,361)     (98,353)     (85,830)
                                                   ---------     --------    ---------    ---------

Operating expenses:
  Research and development .....................      21,605       30,583       46,313       63,110
  Fab start-up costs ...........................       1,465        2,211        3,366        4,392
  Sales and marketing ..........................      10,278       10,193       19,972       20,170
  General and administrative ...................      10,287        4,405       24,852       14,353
  Other operating expenses .....................           -        3,829            -      (20,963)
                                                   ---------     --------    ---------    ---------
    Total operating expenses ...................      43,635       51,221       94,503       81,062
                                                   ---------     --------    ---------    ---------

Operating loss .................................     (78,230)     (83,582)    (192,856)    (166,892)
Equity in loss of SMP ..........................     (21,969)      (2,209)     (51,787)        (282)
Other income ...................................       6,771        8,624       11,980       13,372
Interest income ................................       3,919        3,288        8,265        7,033
Interest expense ...............................     (10,551)     (10,459)     (21,298)     (20,207)
Exchange loss ..................................      (1,964)        (449)        (194)        (213)
                                                   ---------     --------    ---------    ---------
Loss before income taxes .......................    (102,024)     (84,787)    (245,890)    (167,189)
Income tax expense .............................      (1,023)      (5,163)      (2,602)      (7,989)
                                                   ---------     --------    ---------    ---------
Loss before minority interest ..................    (103,047)     (89,950)    (248,492)    (175,178)
Minority interest in loss of CSP ...............      12,375            -       29,452        9,491
                                                   ---------     --------    ---------    ---------
Net loss .......................................   $ (90,672)    $(89,950)   $(219,040)   $(165,687)
                                                   =========     ========    =========    =========

Net loss per share and ADS *

Basic and diluted net loss per share ...........   $   (0.06)   $   (0.04)   $   (0.14)   $   (0.07)

Basic and diluted net loss per ADS .............   $   (0.57)   $   (0.36)   $   (1.38)   $   (0.66)

Number of shares (in millions) used in computing
 basic and diluted net loss per share ..........     1,593.9      2,502.0      1,593.0      2,500.3

Number of ADS (in millions) used in computing
 basic and diluted net loss per ADS ............       159.4        250.2        159.3        250.0


* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                              Determined in accordance with US GAAP

                                                                              As of
                                                              --------------------------------------
                                                              December 31,                 June 30,
                                                                  2002                       2003
                                                              ------------               -----------
ASSETS
Cash and cash equivalents ...............................      $1,210,925                $  950,138
Accounts receivable, net ................................          95,764                   134,015
Inventories .............................................          21,275                    29,857
Prepaid expenses ........................................           4,081                     8,295
                                                               ----------                ----------
     Total current assets ...............................       1,332,045                 1,122,305
Investment in SMP .......................................          33,764                    35,656
Other investments .......................................          15,000                    83,420
Technology license agreements ...........................          16,540                    82,492
Other non-current assets ................................          79,320                    28,617
Property, plant and equipment, net ......................       1,861,231                 1,735,503
                                                               ----------                ----------
     Total assets .......................................      $3,337,900                $3,087,993
                                                               ==========                ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable ........................................      $  134,750                $   65,521
Current installments of long-term debt ..................          64,001                   129,846
Accrued operating expenses ..............................         141,016                   117,160
Other current liabilities ...............................          50,219                    59,646
                                                               ----------                ----------
     Total current liabilities ..........................         389,986                   372,173
Long-term debt, excluding current installments ..........       1,115,930                 1,059,501
Other non-current liabilities ...........................          38,885                    42,829
                                                               ----------                ----------
     Total liabilities ..................................       1,544,801                 1,474,503
Minority interest .......................................           7,640                         -
Shareholders' equity ....................................       1,785,459                 1,613,490
                                                               ----------                ----------
     Total liabilities and shareholders' equity .........      $3,337,900                $3,087,993
                                                               ==========                ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                   Determined in accordance with US GAAP

                                                                          For The Six Months Ended
                                                                   -------------------------------------
                                                                    June 30,                   June 30,
                                                                      2002                       2003
                                                                   ----------                 ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .....................................................     $ (219,040)                $ (165,687)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss of SMP ......................................         21,809                        282
  Depreciation and amortization ..............................        226,836                    224,037
  Foreign exchange (gain) loss ...............................         (1,472)                       243
  Minority interest in loss of CSP ...........................        (29,452)                    (9,491)
  Loss (gain) on disposal of property, plant and equipment ...             38                     (5,492)
  Cancellation of employee bonus award plan ..................              -                    (27,531)
  Other ......................................................            (21)                    (6,413)
Changes in operating working capital:
  Accounts receivable ........................................        (12,054)                   (18,121)
  Amount due to (from) ST, ST affiliates and SMP, net ........        (21,540)                       865
  Inventories ................................................         (6,149)                    (8,582)
  Prepaid expenses ...........................................         (2,180)                    (4,214)
  Trade accounts payable .....................................          7,161                     13,572
  Accrued operating expenses .................................          6,563                      2,336
  Other current liabilities ..................................         (1,514)                    11,040
                                                                   ----------                 ----------
Net cash provided by (used in) operating activities ..........        (31,015)                     6,844
                                                                   ----------                 ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed from sale of property, plant, equipment
 and other assets ............................................         17,245                        919
Purchase of property, plant and equipment ....................       (169,459)                  (166,873)
Payments for technology intangibles ..........................         (6,000)                   (33,180)
Purchase of other investments ................................              -                    (30,000)
                                                                   ----------                 ----------
Net cash used in investing activities ........................       (158,214)                  (229,134)
                                                                   ----------                 ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
  Borrowings .................................................        135,000                     42,000
  Repayments .................................................       (149,367)                   (32,509)
Issuance of ordinary shares ..................................          4,748                      1,562
Others .......................................................        (11,599)                   (49,307)
                                                                   ----------                 ----------
Net cash used in financing activities ........................        (21,218)                   (38,254)
                                                                   ----------                 ----------

Net decrease in cash and cash equivalents ....................       (210,447)                  (260,544)
Effect of exchange rate changes on cash and cash equivalents .            208                       (243)
Cash and cash equivalents at the beginning of the period .....      1,041,616                  1,210,925
                                                                   ----------                 ----------
Cash and cash equivalents at the end of the period ...........     $  831,377                 $  950,138
                                                                   ==========                 ==========